Free Writing Prospectus
Filed Pursuant to Rule 433
Dated February 14, 2011
Registration Statement Nos. 333-148505 and 333-148505-01
Ford Credit Floorplan Master Owner Trust A Series 2011-1 Class A Notes Roadshow February 2011

1 1 FREE WRITING PROSPECTUS Registration Statement Nos. 333-148505 & 333-148505-01 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors") Ford Credit Floorplan Master Owner Trust A (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the prospectus in the registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 800-854-5674, Deutsche Bank Securities Inc. toll- free at 800-503-4611 or RBS Securities Inc. toll-free at 866-884-2071.

2 2 AGENDA Transaction and Master Trust Ford Business Ford Credit Floorplan Business Dealer Structure Servicing and Risk Management Summary

3 3 TRANSACTION PARTICIPANTS AND TIMING Transaction Participants Issuer Ford Credit Floorplan Master Owner Trust A (the "Trust") Depositors Ford Credit Floorplan Corporation Ford Credit Floorplan LLC Servicer and Sponsor Ford Motor Credit Company LLC Lead Managers BNP Paribas Securities Corp. Deutsche Bank Securities Inc. RBS Securities Inc. Accountants PricewaterhouseCoopers LLP Indenture Trustee The Bank of New York Mellon Owner Trustee U.S. Bank Trust, N.A. Back-up Servicer Wells Fargo Bank, N.A. Expected Timing Price Transaction On or around February 16 Settle Transaction On or around February 24

4 4 TRANSACTION STRUCTURE Transaction Structure Transaction Structure Principal Amount - Class A Notes $500,000,000 Expected Rating (S&P / Moody's / Fitch) AAA / Aaa / AAA Average Life to Expected Maturity Approximately 3 years Fixed / Floating Fixed (A-1) and Floating (A-2) (sized to demand, $150,000,000 minimum class size) Payment Frequency Monthly Expected Final February 15, 2014 Legal Final February 15, 2016 ERISA Eligible Yes Method of Distribution Public Benchmark Interpolated Swaps (Fixed) 1M Libor (Floating)

5 5 INVESTMENT HIGHLIGHTS The primary asset of the trust is a revolving pool of receivables originated in designated accounts established by Ford or Ford Credit with motor vehicle dealers to purchase and finance their new and used car, truck and utility vehicle inventory Master owner trust structure Dealers diversified geographically across the United States 2% concentration limit for each dealer or dealer group (5% for AutoNation, Inc.) 2011-1 structure is consistent with 2010-5 Structural Changes in 2010-5: Added payment rate trigger layer of 25% (if this trigger is breached, subordination factor steps up 4 percentage points or reserve fund increases by same amount as required subordination increases) Reduced concentration limit from 6% to 2% for other manufacturers rated at or lower than BBB+, Baa1, BBB+ from S&P, Moody's and Fitch, respectively Hard Credit Enhancement (% of receivables): 2011-1 2010-5 2010-3 2010-1 2006-4 Class B Notes 2.00% 2.00% 2.00% 5.00% 5.00% Class C Notes 7.50% 7.50% 7.50% 7.50% - Class D Notes 3.50% 3.50% - - - Required Subordinated Amount 12.00% 12.00% 19.50% 19.50% 10.50% Required Reserve Fund 0.88% 0.88% 0.81% 0.81% 0.90% Total AAA Enhancement 25.88% 25.88% 29.81% 32.81% 16.40%

6 6 KEY AMORTIZATION TRIGGERS Average monthly principal payment rate for the three preceding collection periods is less than 21% The cash balance in the Excess Funding Account exceeds 30% of the adjusted invested amount of all series for three consecutive months The available subordinated amount is less than the required subordinated amount Bankruptcy of a depositor, Ford or Ford Credit (Chapter 7 or Chapter 11)

7 7 Ford Credit Floorplan LLC (Depositor) The Bank of New York Mellon (Indenture Trustee) Ford Credit Floorplan Corp. (Depositor) Ford Motor Credit Company LLC (Sponsor, Servicer and Administrator) Ford Motor Company Wells Fargo Bank, N.A. (Back-up Servicer) Ford Credit Floorplan Master Owner Trust A (MOTA - Issuer) Outstanding Series FLOORPLAN TRUST LEGAL STRUCTURE

8 8 FLOORPLAN FUNDING OVERVIEW Ford Credit has had a publicly registered securitization program for dealer floorplan receivables since 1992 Ford Credit's current master trust was established in 2001 and 96% of Ford Credit's floorplan portfolio is designated to the Trust as of December 31, 2010 Ford Credit is a regular issuer of floorplan ABS and issues: Publicly registered or Rule 144A term notes Privately placed term and variable funding notes Funding as of December 31, 2010 Funding as of December 31, 2010 Outstanding Term Notes: Outstanding Variable Funding Notes: Series 2006-4: Public 5-year, $2.25 billion Series 2009-2: Public 3-year, $1.50 billion Series 2010-1: 144A 3-year, $1.48 billion Series 2010-2: 144A 5-year, $0.25 billion Series 2010-3: 144A 5-year, $1.13 billion Series 2010-5: Public 3-year, $0.59 billion Series 2006-1: Private $0.00 billion of $2.15 billion Series 2006-6: Private $0.60 billion of $1.50 billion Series 2010-4: Private $0.15 billion of $0.50 billion Total Term Notes: $7.20 billion Total Variable Notes: $0.75 billion of $4.15 billion Total Funding $7.95 billion Total Assets $11.62 billion Unfunded Assets $1.70 billion

9 9 Payment Rate Payment Rate Triggers 3 Month Average of Monthly Principal Payment Rate Oil and Credit Crisis / Global Recession Principal Payment Rate Derived Days Supply from Payment Rate Inventory Management "Cash for Clunkers" Program MONTHLY TRUST PRINCIPAL PAYMENT RATES

10 10 Floorplan Trust Balance (Excluding EFA) Cash funding required as a result of low trust balance* Required Pool Balance Excess Funding Account (EFA) has been funded periodically when the trust balance declines below the required pool balance (for example, as a result of plant shutdowns or manufacturer vehicle marketing incentive programs) Note: As of December 31, 2010, the Trust balance was $11.62 billion FLOORPLAN TRUST BALANCE

PLAN Continue implementation of our global plan Aggressively restructure to operate profitably at the current demand and changing model mix Accelerate development of new products our customers want and value Finance our plan and improve our balance sheet Work together effectively as one team -- leveraging our global assets 11 + + = "Turbo Machine" Asia Pacific & Africa Americas Europe Small Medium Large

12 FORD 2010 HIGHLIGHTS $8.3 billion in pre-tax operating profit, excluding special items* $4.4 billion in operating-related cash flow Ford had the first back-to-back market share increase in the U.S. since 1993 with share increasing from 14.2% to 16.4% in last two years Ford brand ranked highest among all non-luxury brands in the 2010 J.D. Power & Associates Initial Quality Survey Further strengthened balance sheet with $14.5 billion in debt reductions Auto liquidity of $27.9 billion at year end On February 10, 2011, announced plans to reduce auto debt by an additional $3 billion through a trust preferred securities redemption Ford Credit pre-tax operating profit of $3.1 billion and available liquidity of $23 billion In 2011 Ford Plans to Deliver Improved Year over Year Total Company Pre-tax Operating Profit Despite Lower Expected Contribution from Ford Credit * See www.ford.com for special items

Automotive specialist with vested interest in Ford dealer success Training and consulting Consistent market presence Fast, flexible, quality service Full array of products Incremental vehicle sales 13 More products, faster Higher customer satisfaction and loyalty Profits and dividends Trusted brand Access to dealer channel Exclusive marketing programs FORD CREDIT'S VALUE PROPOSITION

14 14 FLOORPLAN BUSINESS OVERVIEW Ford views Ford Credit as a long-term strategic asset whose mission is to profitably and consistently support the sale of Ford vehicles around the world Floorplan financing is a cornerstone product for Ford Credit that builds dealer satisfaction, develops long-term relationships and delivers a consistent source of profitability Floorplan financing is primarily provided for factory purchases of new vehicles directly from the manufacturer - approximately 90% Ford Credit also provides in-transit financing for all Ford vehicles which account for approximately 19% of this number as of December 31, 2010 Floorplan financing is also provided for used vehicles, including off-lease vehicles, customer trade-ins and auction purchases Ford Credit provides financing for 81% of Ford and Lincoln dealers

15 15 FLOORPLAN FINANCE TERMS Advance rates New (untitled) vehicles - 100% of invoice amount, including destination charges and dealer holdback Auction vehicles - auction price plus auction fee and transportation costs (if arranged by auction or third party) Used vehicles - up to 100% of wholesale value (as determined by selected trade publications) Floorplan interest rate (prime floor of 4%) New vehicles* - generally prime rate plus 1.5% Used vehicles - prime rate plus 2.0% In-transit vehicle adjustment fee Prime rate plus 0.30% Payment terms Principal due generally upon sale of related vehicle Interest and other administrative charges payable monthly in arrears * Certain vehicles are financed at new vehicle rates including demonstration, service loaner and "program" vehicles

16 16 TYPICAL DEALERSHIP STRUCTURE Structure Dealerships vary in size and complexity - from single lot to multi-point / multi-franchise organizations Many dealers use a holding company structure similar to the one shown here. In most cases, Ford Credit obtains guarantees at all levels of ownership Collateral The financed vehicles are the primary collateral for dealer floorplan loans For most dealers, Ford Credit also obtains personal guarantees and secondary collateral in the form of additional dealership assets, including dealership adjusted net worth, and real estate equity Dealers have significant "skin in the game" which provides a strong incentive for dealers to repay floorplan loans Assets Stocks, bonds, cash Non-dealership real estate Other assets, for example, boat, plane, jewelry and furniture Assets Unfloored used inventory Furniture, fixtures, parts, accessories and equipment Dealership net worth Assets Land Buildings Personal guarantees from most dealers Dealer Principal Secondary Collateral Holding Company Real Estate Holding Company Dealership (Borrower) Secondary Collateral Secondary Collateral Primary Collateral Financed new and used vehicles

17 DEALER PERFORMANCE Dealers incurred significant stress in 2008 and 2009 as a result of rapid fuel price increases, segment shifts and the global recession During this period the average Ford dealer was profitable New vehicle sales are a dealership's primary revenue source, but they contribute less than 10% to profitability. Most dealers derive the majority of their profits from used vehicle sales, parts, service and body shop. These profit sources would likely continue in a stress scenario Ford Credit provides floorplan loans to some Ford dealers that also have competitor franchises, including dealers where the automotive manufacturer declared bankruptcy. Ford Credit experienced no losses on floorplan loans to these dealers

18 18 Judgment Knowledge Experience Intellect Analysis Low Variability Consistent Approvals and Risk Management High Quality Decisions Centralized Process/Documentation Technology Speed Efficiency Control Commonality Process Discipline Accountability ORIGINATION AND SERVICING ENGINE Technology and Judgment Combine to Minimize Losses

19 19 DEALER RISK RATING A proprietary scoring model is used to assign a risk rating to each dealer. Dealer risk ratings are categorized into the following groups: Group I - strong to superior financial metrics Group II - fair to favorable financial metrics Group III - marginal to weak financial metrics Group IV - poor financial metrics, may be uncollectible Other - Includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer's ability to meet its financial obligations Key indicators include capitalization and leverage, liquidity and cash flow, profitability and credit history Risk rating is based on the dealership and does not take into account the personal guarantees or net worth of the owners The scoring model is validated to ensure integrity and performance of the model and is updated if necessary Model concordance validated monthly Model last updated in December 2008 to provide improved ability to rank order dealers and improved predictability of status declaration Monthly Accounts Review (MAR) provides a monthly rating for each dealer which determines appropriate intensity and frequency of dealer monitoring

20 20 * Other includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer U.S. Wholesale Portfolio Dealer Risk Ratings DEALER RISK RATINGS Dealer Risk Ratings have Significantly Improved with Group I Dealers at 71.9% at Year End 2010 Compared to 58.1% and 42.6% at Year End 2009 and 2008, Respectively

21 DRIVERS OF IMPROVED DEALER RISK RATINGS Overall strong Ford performance and profitability Great new products that are leading in quality, fuel efficiency, safety, smart design and value Improved market share in U.S. (14.2% to 16.4% in last two years) Strong pricing position, margins, and residual values Like Ford, dealers restructured during crisis to be profitable at significantly lower industry volumes Both Ford and its dealers are stronger having survived the crisis Goal is to work together with our dealers on a U.S. dealer network that best serves our customers. Year-end dealer count as follows: 2010 2009 2005 3,424 3,553 4,396 We Will Continue to Work Together to Make Ford and Our Dealers Stronger and More Profitable

22 Liquidation 22 Monitor DEALER CREDIT STRATEGY Dealers Watch Report Status MAR directed action plans Monitor Payoffs Aged Inventory Overline Report Financial Statements Monthly Accounts Review Statistical analysis of dealer financial and floorplan trends to identify mitigating actions required Dashboard - Medium to Low Risk Trigger based action plans Watch Report - Medium to High Risk Formal review and action plans which may include accelerated physical audits Intensive Care Unit (ICU) - High Risk More experienced risk team Increased intensity surrounding action plans and timelines Status On-site control Focus on asset protection Liquidation Focus on loss mitigation Risk Rating Credit File Review Dashboard Trend Report No Further Action Monthly Accounts Review (MAR) Dashboard ICU

23 23 INVENTORY AUDITS On-site vehicle inventory audits are performed based on a dealer's risk rating Ford Credit engages a vendor to perform on-site vehicle inventory audits Dealer receives no advance notice Strict restrictions on how often the same auditor may lead a dealer's audit Ford Credit reconciles each audit Immediate payment is required for any sold vehicle for which Ford Credit has not been paid Ford Credit maintains a robust quality assurance process to monitor the vendor's performance vendor's performance vendor's performance vendor's performance vendor's performance vendor's performance vendor's performance vendor's performance vendor's performance vendor's performance vendor's performance

24 24 CAPTIVE FINANCE COMPANY BENEFITS Other Captive Finance Company Benefits Access to monthly dealer financial statements allows monitoring of dealer fiscal strength Aligned sales, production and inventory objectives between Ford and Ford Credit On-site dealer monitoring by both Ford and Ford Credit Joint Ford and Ford Credit discussions with dealers on all aspects of the business Comparative dealership benchmarking 1. Dealer Floorplan Receivables System North American Vehicle Information System Ford Credit Ford Motor Company Dealer Information on sold vehicles reported to Ford Credit and matched to floorplan receivables Dealer pays off floorplan receivables Dealer reports vehicle sale to obtain: Warranty registration Manufacturer incentives Integrated Systems Enable Real Time Controls 2. 3.

25 25 FORD CREDIT ACTIONS If Ford Credit discovers any issues when monitoring a dealer, it may: Increase frequency of on-site vehicle inventory audits Review curtailment options and advance rates Suspend credit lines Schedule a working capital audit Schedule a field credit review Meet with owners/guarantors Increase risk rating to trigger more extensive monitoring Require consignment agreements if not already in place Discuss with the Ford sales division

26 26 STATUS DEALER PROCEDURES A dealer status is declared when: Dealer does not satisfy a sold out of trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an audit Dealer fails to pay principal or interest Dealer bankruptcy Any other circumstances that warrant immediate action Once a status is declared Ford Credit may then: Suspend credit lines Maintain Ford Credit personnel on site Collect titles and keys Secure dealer inventory Issue demand for payment letters Obtain liens on property of guarantors If Ford Credit does not believe that a dealer can resolve a status situation, Ford Credit will: Liquidate vehicles and any available secondary collateral to obtain greatest value Continue collection efforts against personal and corporate guarantors Should liquidation be necessary, inventory is disposed through the following channels: Transfer of vehicles to other dealers Repurchase by manufacturer and redistribution to other dealers Sale of vehicles at auction

27 27 FLOORPLAN PORTFOLIO PERFORMANCE (1) This table excludes in-transit receivables and, for any period prior to June 30, 2006, any receivables originated by Ford Credit's Volvo Car Finance North America division and its predecessors. (2) Average principal balance is the average of the daily principal balances for the period indicated. (3) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for such period. This loss experience takes into account financial assistance provided by Ford to dealers in limited instances. If Ford does not provide this assistance in the future, the loss experience of Ford Credit's dealer floorplan portfolio may be adversely affected. This loss experience also reflects recoveries from dealer assets other than the financed vehicles. However, because the interest of the trust in any other dealer assets will be subordinated to Ford Credit's interest in such assets, the net losses experienced by the trust may be higher. (4) Liquidations represent monthly cash payments and charge-offs that reduce the principal balance of a receivable. (5) The trust has not experienced a loss on any receivable during the indicated periods, primarily as a result of Ford Credit choosing to remove any receivables relating to accounts that are redesignated from the trust because they have been classified as status. However, Ford Credit is not required to do so, and there can be no assurance that it will continue to do so in the future. Ford Credit Portfolio Trust Loss Experience of Ford Credit's Dealer Floorplan Portfolio (1) Historical Floorplan Losses Show the Positive Effect of Ford Credit's Processes and the Experience of Ford Credit's Personnel

28 28 SUMMARY Structure - Series 2011-1 Class A Notes 25% subordination (as a percentage of receivables) comprised of subordinate bonds and overcollateralization 1% cash reserve (as a percentage of initial note balance) Multiple amortization triggers combined with fast turning assets provide for repayment of notes at the onset of adverse events Enhancement increases if 25% payment rate trigger is breached Strong Servicing and Risk Management Continuous monitoring and early detection to minimize losses Proprietary risk rating model Leverage access to dealer information through relationship with manufacturer Aligned sales, production and inventory objectives between Ford and Ford Credit Comprehensive plan to service the Trust assets in a severe stress scenario Consistent Performance One year average of monthly payment rates is 46.1% Portfolio losses have been less than 7 basis points, and there have been no losses in the Trust, over the last five years Our ONE Ford Plan is Working as We Continue to Invest in Best-in-Class Products Resulting in Market Share Gains and a Stronger Ford Dealer Network

29 29 SAFE HARBOR Automotive Related: Decline in industry sales volume, particularly in the United States or Europe, due to financial crisis, recession, geo-political events or other factors; Decline in or failure to grow Ford's market share; Lower-than-anticipated market acceptance of new or existing Ford products; An increase in or acceleration of market shift beyond Ford's current planning assumptions from sales of trucks, medium- and large-sized utilities, or other more profitable vehicles, particularly in the United States; Continued volatility of fuel prices or reduced availability of fuel; Continued or increased price competition resulting from industry overcapacity, currency fluctuations or other factors; Adverse effects from the bankruptcy, insolvency, or government-funded restructuring of, change in ownership or control of, or alliances entered into by a major competitor; Economic distress of suppliers may require Ford to provide substantial financial support or take other measures to ensure supplies of components or materials and could increase Ford's costs, affect Ford's liquidity, or cause production constraints or disruptions; Work stoppages at Ford or supplier facilities or other interruptions of production; Single-source supply of components or materials; Restriction on use of tax attributes from tax law "ownership change"; The discovery of defects in Ford vehicles resulting in delays in new model launches, recall campaigns, reputational damage or increased warranty costs; Increased safety, emissions, fuel economy or other regulation resulting in higher costs, cash expenditures and/or sales restrictions; Unusual or significant litigation, governmental investigations or adverse publicity arising out of alleged defects in Ford products, perceived environmental impacts, or otherwise; A change in Ford's requirements for parts or materials where it has entered into long-term supply arrangements that commit it to purchase minimum or fixed quantities of certain parts or materials, or to pay a minimum amount to the seller ("take-or-pay contracts"); Adverse effects on Ford's results from a decrease in or cessation or clawback of government incentives related to capital investments; Adverse effects on Ford's operations resulting from certain geo-political or other events; Substantial levels of indebtedness adversely affecting Ford's financial condition or preventing Ford from fulfilling its debt obligations; Ford Credit Related: A prolonged disruption of the debt and securitization markets; Inability to access debt, securitization or derivative markets around the world at competitive rates or in sufficient amounts due to credit rating downgrades, market volatility, market disruption, regulatory requirements or other factors; Higher-than-expected credit losses; Adverse effects from the government-supported restructuring of, change in ownership or control of, or alliances entered into by a major competitor; Increased competition from banks or other financial institutions seeking to increase their share of retail installment financing Ford vehicles; Collection and servicing problems related to our finance receivables and net investment in operating leases; Lower-than-anticipated residual values or higher-than-expected return volumes for leased vehicles; New or increased credit, consumer or data protection or other laws and regulations resulting in higher costs and/or additional financing restrictions; The Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules and regulations promulgated pursuant to it, could impose significant costs on us and adversely affect our ability to fund or conduct our business; Changes in Ford's operations or changes in Ford's marketing programs could result in a decline in our financing volumes; Inability to obtain competitive funding; General: Fluctuations in foreign currency exchange rates and interest rates; Failure of financial institutions to fulfill commitments under committed credit and liquidity facilities; Labor or other constraints on Ford's or our ability to maintain competitive cost structure; Substantial pension and postretirement healthcare and life insurance liabilities impairing Ford's or our liquidity or financial condition; and Worse-than-assumed economic and demographic experience for postretirement benefit plans (e.g., discount rates or investment returns). Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: We cannot be certain that any expectations, forecasts or assumptions made by management in preparing these forward-looking statements will prove accurate, or that any projections will be realized. It is to be expected that there may be differences between projected and actual results. Our forward- looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward- looking statements, whether as a result of new information, future events or otherwise. For additional discussion of these risk factors, see Item 1A of Part I of Ford's 2009 10-K Report and Item 1A of Part I of Ford Credit's 2009 10-K Report as updated by Ford's and Ford Credit's subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.